LoLo's Boss Pizza

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	815,765.44
Total Income	**$815,765.44**
Cost of Goods Sold	
Cost of Goods Sold	231,243.90
Total Cost of Goods Sold	**$231,243.90**
GROSS PROFIT	**$584,521.54**
Expenses	
Advertising & Marketing	22,614.80
Ask My Accountant	0.00
Bank Charges & Fees	7,612.43
Car & Truck	5,436.62
Employee Benefits	-4,763.22
Equipment	8,210.71
Hiring	592.34
Insurance	18,475.15
Interest Paid	0.00
Job Supplies	1,674.97
Legal & Professional Services	1,991.00
Meals & Entertainment	3,246.58
Office Supplies & Software	4,665.49
Other Business Expenses	346.85
Payroll	391,980.39
Payroll Tax Expenses	39,248.04
Printing	185.82
Rent & Lease	21,200.00
Repairs & Maintenance	12,129.42
Taxes & Licenses	3,111.00
Utilities	15,296.31
Total Expenses	**$553,254.70**
NET OPERATING INCOME	**$31,266.84**
Other Expenses	
Amortization Expense	8,667.00
Depreciation Expense	28,125.00
Other Miscellaneous Expense	8.80
Reconciliation Discrepancies	821.13
Total Other Expenses	**$37,621.93**
NET OTHER INCOME	**$ -37,621.93**
NET INCOME	**$ -6,355.09**

LoLo's Boss Pizza

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	-3,798.70
Checking	16,165.45
Rivermark - CLOSED (deleted)	-3,068.39
Savings	15,007.51
SAVINGS (1) - CLOSED (deleted)	518.06
Total Bank Accounts	**$24,823.93**
Other Current Assets	
Inventory Asset	2,000.00
Uncategorized Asset	0.00
Total Other Current Assets	**$2,000.00**
Total Current Assets	**$26,823.93**
Fixed Assets	
Accumulated Amortization	-17,334.00
Accumulated Depreciation	-62,943.00
Furniture & Equipment	72,087.90
Intangible Asset	130,000.00
Total Fixed Assets	**$121,810.90**
TOTAL ASSETS	**$148,634.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Corrections	0.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
OR Employment Taxes	0.00
OR Income Tax	0.00
OR Transit Taxes	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Opening Balance Equity	0.00
Owner's Investment	165,704.43
Owner's Pay & Personal Expenses	-376,929.87

LoLo's Boss Pizza

Balance Sheet

As of December 31, 2022

	TOTAL
Retained Earnings	366,215.36
Net Income	-6,355.09
Total Equity	**$148,634.83**
TOTAL LIABILITIES AND EQUITY	**$148,634.83**

LoLo's Boss Pizza

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-6,355.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Amortization	8,667.00
Accumulated Depreciation	28,125.00
Payroll Liabilities	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**36,792.00**
Net cash provided by operating activities	**$30,436.91**
INVESTING ACTIVITIES	
Furniture & Equipment	-20,011.00
Net cash provided by investing activities	**$ -20,011.00**
FINANCING ACTIVITIES	
Owner's Investment	-2,500.00
Owner's Pay & Personal Expenses	-34,059.89
Net cash provided by financing activities	**$ -36,559.89**
NET CASH INCREASE FOR PERIOD	**$ -26,133.98**
Cash at beginning of period	50,957.91
CASH AT END OF PERIOD	**$24,823.93**